

April 15, 2013

Via E-mail
Herbert Ruetsch
Chief Executive Officer
Fairway Group Holdings Corp.
2284 12th Avenue
New York, New York 10027

> **Re:** **Fairway Group Holdings Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 12, 2013**
> **File No. 333-184063**

Dear Mr. Ruetsch:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Recent Developments, page 5

1. We note your response to comment 1 in our letter dated April 11, 2013 and that you have not expanded your disclosure to provide appropriate narrative disclosure to put expected net sales and comparable store sales growth amounts for the quarter ended March 31, 2013 in context.  Please provide disclosure under this section heading that the "Company expects net losses to continue through the end of fiscal 2014 . . . and that its results for the fourth quarter of fiscal 2013 will be impacted by the closure of the Company's Red Hook Store during the first two months of the fourth fiscal quarter" or include a cross reference to this disclosure on page 22 and 25.  In addition, please state that your presentation in this section of one financial measure among many provides an incomplete picture of your results of operation and financial condition.

Executive Compensation, page 119

2. Please revise your narrative disclosure to the Summary Compensation Table to reflect 2013 compensation. Please disclose in a footnote to your Summary Compensation Table the date 2013 bonuses will be determined, any formula or criteria that will be used and any other pertinent information per Regulation S-K Compliance and Disclosure Question 217.11.

Principal and Selling Stockholders, page 131

3. Please identify the natural persons who have or share voting or investment power for all entities listed in this table. Refer by analogy to Regulation S-K Compliance and Disclosure Question 240.04.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc:     Roy L. Goldman, Fulbright & Jaworski LLP
        Manuel G. Rivera, Fulbright & Jaworski LLP